Exhibit 99.3
Hard Rock Hotel Holdings, LLC
Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008

TO CONSOLIDATED FINANCIAL STATEMENTS

HARD ROCK HOTEL HOLDINGS, LLC
CONSOLIDATED BALANCE SHEET
(in thousands)

	December 31,	December 31,
	2010	2009
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$15,023	$12,277
Accounts receivable, net	8,777	11,259
Inventories	2,717	3,062
Prepaid expenses and other current assets	2,694	3,631
Related party receivable	9	2
Restricted cash	24,085	66,349

Total current assets	53,305	96,580

Property and equipment, net of accumulated depreciation and amortization	1,136,451	1,151,839
Intangible assets, net	45,347	49,007
Deferred financing costs, net	2,476	3,656
Interest rate caps, at fair value	—	—

TOTAL ASSETS	$1,237,579	$1,301,082

LIABILITIES AND MEMBERS’ DEFICIT
Current liabilities:
Accounts payable	$8,342	$9,954
Construction related payable	2,494	51,905
Related party payables	12,442	6,010
Accrued expenses	31,787	27,774
Interest payable	11,798	2,585
Short Term Deferred tax liability	1,349	1,739
Current portion of long-term debt	1,305,910	—

Total current liabilities	1,374,122	99,967

Long Term Deferred tax liability	55,971	55,114
Long Term Debt	—	1,210,874

Total long-term liabilities	55,971	1,265,988

Total liabilities	1,430,093	1,365,955

Commitments and Contingencies (see Note 10)
Members’ deficit:
Paid-in capital	500,218	500,218
Accumulated other comprehensive loss	(335)	(2,311)
Accumulated deficit	(692,397)	(562,780)

Total members’ deficit	(192,514)	(64,873)

TOTAL LIABILITIES AND MEMBERS’ DEFICIT	$1,237,579	$1,301,082

The accompanying notes are an integral part of these consolidated financial statements.

HARD ROCK HOTEL HOLDINGS, LLC
CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS
(in thousands)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	(unaudited)
Revenues:
Casino	$59,703	$43,527	$53,282
Lodging	55,405	35,063	39,008
Food and beverage	96,669	74,555	70,119
Retail	4,452	5,019	6,146
Other income	31,242	27,534	15,741

Gross revenues	247,471	185,698	184,296
Less: promotional allowances	(23,500)	(24,144)	(19,951)

Net revenues	223,971	161,554	164,345

Costs and expenses:
Casino	48,067	42,421	37,694
Lodging	18,617	7,293	7,901
Food and beverage	51,612	37,818	37,809
Retail	2,872	3,014	2,896
Other	22,320	21,686	11,668
Marketing	8,656	4,830	5,044

Fees and expense reimbursements — related party	9,444	7,046	7,009
General and administrative	47,701	28,305	39,170
Depreciation and amortization	55,575	23,062	23,454
Loss on disposal of assets	3,138	97	25
Pre-opening	726	9,886	5,933
Impairment of land, goodwill and license rights	16,180	108,720	191,349

Total costs and expenses	284,908	294,178	369,952

Income (loss) from operations	(60,937)	(132,624)	(205,607)

Other income (expense):
Interest income	38	329	1,542
Interest expense, net of capitalized interest	(68,251)	(79,570)	(78,822)

Other expenses, net	(68,213)	(79,241)	(77,280)

Loss before income tax benefit	(129,150)	(211,865)	(282,887)
Income tax expense	467	—	(585)

Net loss	(129,617)	(211,865)	(282,302)
Other comprehensive gain (loss):
Interest rate cap fair market value adjustment, net of tax	1,976	14,883	(17,168)

Comprehensive loss	$(127,641)	$(196,982)	$(299,470)

The accompanying notes are an integral part of these consolidated financial statements.

HARD ROCK HOTEL HOLDINGS, LLC
CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY (DEFICIT)
(in thousands)

			Other	Total
	Paid-in	Accumulated	Comprehensive	Members’
	Capital	Deficit	Loss	Equity
Balances at February 2, 2007	$—	$—	$—	$—
Contributions	181,127	—	—	181,127
Net loss	—	(68,614)	—	(68,614)
Unrealized (loss) on cash flow hedges, net of tax	—	—	(26)	(26)

Balances at December 31, 2007	181,127	(68,614)	(26)	112,487
Contributions	125,469	—	—	125,469
Net loss	—	(282,302)	—	(282,302)
Unrealized (loss) on cash flow hedges, net of tax	—	—	(17,168)	(17,168)

Balance at December 31, 2008	306,596	(350,916)	(17,194)	(61,514)
Contributions	193,622	—	—	193,622
Net loss	—	(211,865)	—	(211,865)
Interest rate cap fair market value adjustment, net of tax	—	—	14,883	14,883

Balances at December 31, 2009 (unaudited)	500,218	(562,780)	(2,311)	(64,873)
Contributions	—	—	—	—
Net loss	—	(129,617)	—	(129,617)
Interest rate cap fair market value adjustment, net of tax	—	—	1,976	1,976
Balance at December 31, 2010 (unaudited)	$500,218	$(692,397)	$(335)	$(192,514)

The accompanying notes are an integral part of these consolidated financial statements.

HARD ROCK HOTEL HOLDINGS, LLC
CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	(unaudited)
Cash flows from operating activities:
Net loss	$(129,617)	$(211,865)	$(282,302)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	51,915	18,221	16,068

Provision for losses on accounts receivable	(5,169)	3,693	2,066
Amortization of loan fees and costs	2,451	20,563	19,270
Impairment of land, goodwill and license	16,180	108,720	191,349
Amortization of intangibles	3,660	4,841	7,386
Change in value of interest rate caps net of premium amortization included in net loss	1,976	14,989	2,545
Loss on sale of assets	3,138	97	25
Deferred income taxes	467	—	(585)
(Increase) decrease in assets:
Accounts receivable	7,651	(2,376)	(6,167)
Inventories	345	(112)	(39)
Prepaid expenses	937	(645)	655

Related party receivable	(7)	276	284
Increase (decrease) in liabilities:

Accounts payable	(1,612)	3,663	2,088
Related party payable	6,432	2,609	2,859
Accrued interest payable	9,213	(1,341)	(646)
Other accrued liabilities	4,013	17,488	(1,754)

Net cash used in operating activities	(28,027)	(21,179)	(46,898)

Cash flow from investing activities:
Purchases of property and equipment	(55,845)	(399,591)	(284,297)
Construction payables	(49,411)	(7,993)	59,896
Restricted cash	42,264	112,390	(122,926)
Other assets	—	—	—

Net cash used in investing activities	(62,992)	(295,193)	(347,327)

Cash flows from financing activities:
Net proceeds from borrowings	95,036	123,211	240,361
Net proceeds from intercompany land acquisition borrowings	—	3,850	50,000
Capital investment	—	193,622	125,469
Purchase of interest rate caps	—	—	(19,808)
Financing costs on debt	(1,271)	(2,182)	(5,806)

Net cash provided by financing activities	93,765	318,501	390,216

Net increase (decrease) in cash and cash equivalents	2,746	2,129	(4,009)
Cash and cash equivalents, beginning of period	12,277	10,148	14,157

Cash and cash equivalents, end of period	$15,023	$12,277	$10,148

Supplemental cash flow information:
Cash paid during the period for interest, net of amounts capitalized	$41,313	$65,752	$64,103

Cash paid during the period for income taxes	$—	$—	$—

Capitalized interest	$—	$20,393	$8,473

Construction payables	$2,494	$51,905	$59,896

The accompanying notes are an integral part of these consolidated financial statements.

HARD ROCK HOTEL HOLDINGS, LLC AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
1. COMPANY STRUCTURE AND SIGNIFICANT ACCOUNTING POLICIES
Basis Of Presentation and Nature of Business
Hard Rock Hotel Holdings, LLC (the “Company”) is a Delaware limited liability company that was formed on January 16, 2007 by DLJ Merchant Banking Partners (“ DLJMB ”) and Morgans Hotel Group Co. (“ Morgans ”) to acquire Hard Rock Hotel, Inc. (“ HRHI ” or the “ Predecessor ”), a Nevada corporation incorporated on August 30, 1993, and certain related assets. The Predecessor owns the Hard Rock Hotel & Casino in Las Vegas (the “ Hard Rock ”).
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The Company has evaluated all subsequent events through the date these financial statements were issued.
Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810-10, Consolidation (prior authoritative literature: FASB Interpretation No. (“FIN”) 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, as amended) (“FASB ASC 810-10 (FIN 46R)”), requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Pursuant to FASB ASC 810-10 (FIN 46R), the Company consolidates the gaming operations in the Company’s financial statements.
Prior to March 1, 2008, Golden HRC, LLC was the third-party operator of all gaming operations at the Hard Rock. The Company did not own any legal interest in Golden HRC, LLC. The Company determined that Golden HRC, LLC was a variable interest entity and that the Company was the primary beneficiary of the gaming operations because the Company was ultimately responsible for a majority of the operations’ losses and was entitled to a majority of the operations’ residual returns. As a result, the gaming operations are consolidated in the Company’s financial statements. On March 1, 2008, the Company assumed the gaming operations at the Hard Rock as it had satisfied the conditions necessary to obtain its gaming license, and Golden HRC, LLC ceased to be the operator of gaming operations on such date.
The Company’s operations are conducted in the destination resort segment, which includes casino, lodging, food and beverage, retail and other related operations. Because of the integrated nature of these operations, the Company is considered to have one operating segment.
The Acquisition
On May 11, 2006, Morgans, MHG HR Acquisition Corp. (“Merger Sub”), the Predecessor and Peter A. Morton entered into an Agreement and Plan of Merger (as amended in January 2007, the “ Merger Agreement ”) pursuant to which Morgans would acquire the Hard Rock through the merger of Merger Sub with and into the Predecessor (the “ Merger ”). Additionally, Morgans Group LLC, an affiliate of Morgans (“ Morgans LLC ”), entered into three purchase and sale agreements (the “ Purchase and Sale Agreements ”) with affiliates of Mr. Morton to acquire an approximately 23-acre parcel of land adjacent to the Hard Rock, the parcel of land on which the Hard Rock Cafe restaurant in Las Vegas is situated and plans, specifications and other documents related to a former proposal for a condominium development on the property adjacent to the Hard Rock. The transactions contemplated by the Merger Agreement and the Purchase and Sale Agreements are collectively referred to as the “ Acquisition ” and the agreements are collectively referred to as the “ Acquisition Agreements.”
The Company accounts for business combinations in accordance with FASB ASC 805-10, Business Combinations (prior authoritative literature: FASB Statement of Financial Accounting Standards (“ SFAS ”) No. 141, Business Combinations, issued December 2007, which replaced SFAS No. 141) and FASB ASC 350-10, Intangible — Goodwill and Other, ( Prior authoritative literature: SFAS No. 142, Goodwill and Other Intangible Assets), and related interpretations. FASB ASC 805-10 (SFAS No. 141) requires that the Company record the net assets of acquired businesses at fair market value, and the Company must make estimates and assumptions to determine the fair market value of these acquired assets and assumed liabilities.

The determination of the fair value of acquired assets and assumed liabilities in the Hard Rock acquisition requires the Company to make certain fair value estimates, primarily related to land, property and equipment and intangible assets. These estimates require significant judgments and include a variety of assumptions in determining the fair value of acquired assets and assumed liabilities, including market data, estimated future cash flows, growth rates, current replacement cost for similar capacity for certain fixed assets, market rate assumptions for contractual obligations and settlement plans for contingencies and liabilities.
The aggregate purchase price for the Acquisition was approximately $770 million. In addition, the Company incurred approximately $81 million in costs and expenses associated with the Acquisition.
On November 7, 2006, Morgans and an affiliate of DLJMB entered into a Contribution Agreement (which was amended and restated in December 2006) under which they agreed to form a joint venture in connection with the Acquisition and the further development of the Hard Rock. Pursuant to the Contribution Agreement, Morgans and the affiliate of DLJMB agreed to invest one-third and two-thirds, respectively, of the equity capital required to finance the Acquisition.
Prior to the closing of the Acquisition, Morgans and its affiliates assigned the Merger Agreement to the Company and the Purchase and Sale Agreements to certain of its subsidiaries. Morgans also contributed the equity of Merger Sub to the Company.
The closing of the Acquisition occurred on February 2, 2007, which the Company refers to as the “Closing Date.” On the Closing Date, pursuant to the terms of the Acquisition Agreements:
•	Merger Sub merged with and into the Predecessor, with the Predecessor continuing as the surviving corporation after the Merger. As a result of the Merger, the Predecessor became the Company’s wholly owned subsidiary. Each share of common stock of the Predecessor issued and outstanding immediately prior to the effective time of the Merger was canceled and converted into the right to receive a pro rata amount of approximately $150 million, subject to post-closing working capital and cage cash adjustments. In December 2007, Morgans, the Company, HRHI and Lily Pond Investments, Inc., the shareholder representative under the Merger Agreement, agreed upon the final working capital and cage cash adjustments under the Merger Agreement. Pursuant to the final adjustments, HRHI has received $2.3 million out of the escrow established under the Merger Agreement for such adjustments. On the Closing Date, Morgans also deposited $15 million into an indemnification escrow fund to be disbursed in accordance with the Merger Agreement and the applicable escrow agreement, with the remaining funds from the indemnification escrow fund to be released on the one-year anniversary of the Closing Date. Pursuant to the Merger Agreement, Mr. Morton also sold certain intellectual property rights to one of the Company’s indirect, wholly owned subsidiaries for approximately $69 million, including the exclusive, royalty-free and perpetual right to use and exploit the “Hard Rock Hotel” and the “Hard Rock Casino” registered trademarks in connection with the Company’s operations in Las Vegas, and in connection with hotel/casino operations and casino operations in certain other locations.

•	One of the Company’s subsidiaries acquired for $259 million the approximately 23-acre parcel of land adjacent to the Hard Rock. At the time of the execution of the Acquisition Agreements, Morgans LLC deposited $18.5 million into an escrow account. On the Closing Date, $3.5 million of the deposit was released and credited towards the purchase price and the remaining $15 million of the deposit was retained as part of an indemnification escrow fund to be disbursed in accordance with the applicable Purchase and Sale Agreement and escrow agreement, with the remaining funds from the indemnification escrow fund to be released on the 18-month anniversary of the Closing Date.

•	One of the Company’s subsidiaries acquired for $20 million the parcel of land on which the Hard Rock Cafe restaurant in Las Vegas is situated. In connection with the transaction, the Company also acquired the lease with the operator of the Hard Rock Cafe. At the time of the execution of the Acquisition Agreements, Morgans LLC deposited $1.5 million in an escrow account, which was released to the seller on the Closing Date.

•	One of the Company’s subsidiaries acquired for $1 million plans, specifications and other documents related to the proposal for a condominium development on the real property adjacent to the Hard Rock.
On the Closing Date, pursuant to the Contribution Agreement, Morgans and Morgans LLC were deemed to have contributed to the Company one-third of the equity, or approximately $57.5 million, to fund a portion of the purchase price for the Acquisition by virtue of the application of the escrow deposits under the Acquisition Agreements to the purchase price for the Acquisition and by virtue of the credit given for the expenses Morgans LLC incurred in connection with the Acquisition. Affiliates of DLJMB contributed to the Company two-thirds of the equity, or approximately $115 million, to fund the remaining amount of the equity contribution for the Acquisition. In consideration for these contributions, the Company issued Class A Membership Interests and Class B Membership Interests to the affiliates of DLJMB and Morgans and Morgans LLC.

The remainder of the approximately $770 million purchase price and $81 million in costs and expenses associated with the Acquisition, was financed with mortgage financing under a real estate financing facility (the “ CMBS Facility ”) entered into by the Company’s subsidiaries. Subject to the satisfaction of certain conditions, the CMBS facility also provides funds to be used for future project expansion and construction of the Hard Rock, with the total amount available under the CMBS facility not to exceed $1.395 billion (including the $35 million referenced below). In November 2007, certain of the Company’s subsidiaries refinanced $350 million of the amount borrowed under the financing from the proceeds of three mezzanine loans made to the Company’s mezzanine subsidiaries, and the lender increased the maximum amount of the loan that may be funded in the future by $35 million.
Also on the Closing Date, DLJ MB IV HRH, LLC (“DLJMB IV HRH”), DLJ Merchant Banking Partners IV, L.P. (“ DLJMB Partners ”), DLJMB HRH VoteCo, LLC (“ DLJMB VoteCo ”), Morgans and Morgans LLC entered into an Amended and Restated Limited Liability Company Agreement (as amended from time to time, the “ JV Agreement ”), which governs their relationship as members of the Company. DLJMB IV HRH, DLJMB Partners and DLJMB VoteCo are referred to as the “ DLJMB Parties ” and Morgans and Morgans LLC are referred to as the “ Morgans Parties.”
The purchase price consists of the following (in thousands):

Hard Rock Hotel & Casino	$419,431
Development parcel	258,730
Cafe parcel	19,976

Plans, specifications and other documents related to a proposal for a condominium development project	1,000
Trademark license	69,000
Merger costs	20,562

Total purchase price	$788,699

The table below lists the estimated fair values of the assets acquired and liabilities assumed recorded on the acquisition date:

February 2,
2007
(in thousands)
Current assets, including $11.0 million of cash	$23,479
Property, plant and equipment	592,896
Intangible assets	77,400
Goodwill	139,108

Total assets acquired	$832,883

Total liabilities assumed	(44,184)

Net assets acquired	$788,699

The intangible assets that the Company acquired are comprised of Hard Rock licensing rights estimated at approximately $44.9 million, trademarks estimated at approximately $4.5 million, customer lists estimated at approximately $21.1 million and host non-compete agreements estimated at approximately $4.9 million. The licensing rights are not subject to amortization as they have an indefinite useful life. The trademarks, customer lists and host non-compete agreements are being ratably amortized over a two to ten year period. The $140 million estimated goodwill balance arising from the transaction is not subject to amortization. As the acquisition of the Company is treated as a tax-free purchase, the estimated goodwill balance and the other intangible assets described above are not expected to be amortized for tax purposes.
During the year ended December 31, 2008 in conjunction with preparing its 2007 income tax returns, the Company determined that certain deferred tax liabilities relating to book to tax basis differences in certain assets the Company acquired were not reflected on its balance sheet. As a result, the Company recorded an adjustment during the quarter ended September 30, 2008 to reflect such deferred tax liabilities. The net effect of the adjustment resulted in an increase to both deferred tax liabilities and goodwill of $42.2 million. The adjustment had no material effect on the Company’s income statement for the year ended December 31, 2008. The adjustment was not considered material to the Company’s historical financial statements and therefore restatement was not considered necessary. The changes in goodwill are as follows (in thousands):

Goodwill acquired	$139,108
Adjustment for deferred taxes	42,200

Goodwill acquired, as adjusted	181,308
Impairment during 2008	(181,308)

Balance as of December 31, 2009	$0

The pro forma consolidated results of operations, as if the Acquisition had occurred on January 1, 2007, are as follows (in thousands):

Year Ended
December 31,
2007
Pro Forma
Net revenues	$186,456
Net loss	(71,573)
The Company reported $2.4 million of indirect, general and incremental expenses related to the Acquisition. These expenses are included in merger, acquisition and transition related expenses on the accompanying consolidated statements of operations for the period from February 2, 2007 to December 31, 2007.
Also on the Closing Date, DLJ MB IV HRH, LLC, DLJ Merchant Banking Partners IV, L.P., DLJMB HRH VoteCo, LLC, Morgans and Morgans LLC entered into an Amended and Restated Limited Liability Company Agreement, which governs their relationship as members of the Company.
Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company has incurred significant losses and did not generate sufficient cash to fully cover the interest payments on the CMBS facility and used funds from the reserves they had established under the Credit Facility to meet its liquidity needs. As of December 31, 2010, the Company had negative working capital of approximately $1.3 billion and a total deficit of approximately $192.5 million. The Company’s history of recurring losses, negative working capital and limited access to capital, has raised substantial doubt regarding the Company’s ability to continue as a going concern. On March 1, 2011, the Company, the mortgage lender, the First Mezzanine Lender, the Second Mezzanine Lender, the Morgans Partners and certain affiliates of DLJMB, we well as the Third Mezzanine Lender and other interest parties entered into a comprehensive settlement agreement, which among other things, transferred to an affiliate of the First Mezzanine Lender 100% of the indirect equity interest in Hard Rock. See Note 13. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand and in banks and interest-bearing deposits with maturities at the date of purchase of three months or less. Cash equivalents are carried at cost which approximates market.
Restricted Cash
The Company is obligated to maintain reserve funds for property taxes, insurance and capital expenditures at the Hard Rock as determined pursuant to the CMBS facility. These capital expenditures relate primarily to initial renovations at the Hard Rock and the periodic replacement or refurbishment of furniture, fixtures and equipment. On the Closing Date, the Company deposited $35 million into an initial renovation reserve fund to be held as additional collateral for the CMBS loan for the payment of initial renovations to the Hard Rock. The CMBS lenders will make disbursements from the initial renovation reserve fund for initial renovation costs incurred by the Company upon its satisfaction of conditions to disbursement under the CMBS facility. In addition, the CMBS facility requires the Company to deposit funds into a replacements and refurbishments reserve fund at amounts equal to three percent of the Hard Rock’s gross revenues and requires that the funds to be set aside in restricted cash. As of December 31, 2010, 2009 and 2008, an aggregate of $0.0 million, $0.0 million and $5.5 million and $3.5 million, $2.4 million and $1.9 million were available in restricted cash reserves for future capital expenditures in the initial renovation reserve fund and replacements and refurbishments reserve fund, respectively. As of December 31, 2009, the Company completed all of the initial renovations required under the CMBS facility and the initial renovation reserve account was closed. Additionally, $2.4 million, $2.3 million and $1.3 million and $2.2 million, $1.6 million and $0.7 were available in the insurance and property tax reserve funds, respectively.
In addition, the Company also is obligated to maintain a reserve fund for interest expense as determined pursuant to the CMBS facility. On the Closing Date, the Company deposited $45 million into an interest reserve fund to be held as additional collateral under the CMBS facility for the payment of interest expense shortfalls and on the closing date of the 2009 Loan.

Restructuring described in Note 8 the Company deposited an additional $1.0 million into the interest reserve fund. The CMBS lenders will make disbursements from the interest reserve fund upon the Company’s satisfaction of conditions to disbursement under the CMBS facility. As of December 31, 2010, 2009 and 2008, $0.0 million, $11.4 million and $14.5 million was available in restricted cash reserves in the interest reserve fund, respectively.
Pursuant to the 2009 Loan Restructuring described in Note 8, the Company is also obligated to maintain a working capital account. On December 24, 2009, the Company deposited $7.0 million into the working capital account. In certain circumstances, excess cash flow generated by the property and excess interest reserve deposits are deposited into the working capital account, until the amounts on deposit therein equal $7.0 million. Upon request and provided certain conditions have been satisfied, the Company may use disbursements from the working capital account to pay operating expenses, extraordinary expenses, capital expenses, project costs, debt service (but not any accrued interest on the mezzanine loans under the CMBS facility), exit fees, fees due in connection with any letter of credit facilities utilized to post letters of credit to be provided under the CMBS facility or any other fees or amounts required to be paid to the lenders under the CMBS facility.
In addition, the Company also is obligated to maintain reserve funds for interest expense and property tax as determined pursuant to the land acquisition loan. The lenders will make disbursements from the interest and property tax reserve funds upon the Company’s satisfaction of conditions to disbursement under the land acquisition loan. As of December 31, 2009 and 2008, $5.0 million and $6.9 million and $1.0 million and $0.6 million was available in restricted cash reserves in the interest and property tax reserve funds, respectively. The lender under the land acquisition financing funded a portion of the interest and property tax reserves for 2009, which amounts were added to the principal balance of the land acquisition financing in connection with the 2009 Land Restructuring described in Note 8.
Concentrations of Credit Risk
Substantially all of the Company’s accounts receivable are unsecured and are due primarily from the Company’s casino and hotel patrons and convention functions. Non-performance by these parties would result in losses up to the recorded amount of the related receivables. Management does not anticipate significant non-performance and believes that they have adequately provided for uncollectible receivables in the Company’s allowance for doubtful accounts.
Accounts Receivable and Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of casino accounts receivable. The Company issues credit in the form of “markers” to approved casino customers following investigations of creditworthiness. Business or economic conditions or other significant events could affect the collectability of such receivables.
Accounts receivable, including casino and hotel receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems them to be uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful accounts is maintained to reduce the Company’s receivables to their carrying amount, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions.
Inventories
Inventories are stated at the lower of cost (determined using the first-in, first-out method), or market.
Depreciation and Amortization
Land improvements, buildings and improvements, equipment, furniture and fixtures, and memorabilia are recorded at cost. The Company capitalizes interest on funds dispersed during construction. Depreciation and amortization are computed using the straight-line method over the estimated useful lives for financial reporting purposes and accelerated methods for income tax purposes. Estimated useful lives for financial reporting purposes are as follows:

Land improvements	12-15 years
Building improvements	15 years
Buildings	39-45 years
Equipment, furniture and fixtures	3-10 years
Memorabilia	40 years
Gains or losses arising from dispositions are included in cost and expenses in the accompanying statements of operations. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred. Substantially all property and equipment is pledged as collateral for long-term debt.

Goodwill
We evaluate our goodwill, intangible assets and other long-lived assets in accordance with the applications of SFAS No. 142 related to goodwill and other intangible assets and of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, related to possible impairment of or disposal of long-lived assets. For goodwill and indefinite-life intangible assets, we will review the carrying values on an annual basis and between annual dates in certain circumstances. For assets to be disposed of, we recognize the asset at the lower of carrying value or fair market value less costs of disposal, as estimated based on comparable asset sales, solicited offers, or a discounted cash flow model. For assets to be held and used, we review for impairment whenever indicators of impairment exist.
Inherent in reviewing the carrying amounts of the above assets is the use of various estimates. First, our management must determine the usage of the asset. Impairment of an asset is more likely to be recognized where and to the extent our management decides that such asset may be disposed of or sold. Assets must be tested at the lowest level for which identifiable cash flows exist. This testing means that some assets must be grouped and our management exercises some discretion in grouping those assets. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates. If our ongoing estimates of future cash flows are not met, we may have to record additional impairment charges in future accounting periods. Our estimates of cash flows are based on the current regulatory, social and economic climates where we conduct our operations as well as recent operating information and budgets for our business. These estimates could be negatively impacted by changes in federal, state or local regulations, economic downturns, or other events affecting various forms of travel and access to our hotel casino.
Goodwill represents the excess of purchase price over fair market value of net assets acquired in business combinations. Goodwill and indefinite-lived intangible assets must be reviewed for impairment at least annually and between annual test dates in certain circumstances. The Company performs its annual impairment test for goodwill and indefinite-lived intangible assets in the fourth quarter of each fiscal year.
The Company completed its 2008 annual impairment tests of goodwill and indefinite-lived intangible assets as of October 31, 2008. The Income Approach, Market Approach, and Cost Approach were considered in arriving at a Fair Value estimate of the Company’s intangible assets. As a result of this analysis, the Company recognized a non-cash impairment charge of approximately $181.3 million related to goodwill and $10.0 million related to certain indefinite-lived intangible assets in the fourth quarter of 2008. The impairment charge represents all of the goodwill recognized at the time of the Hard Rock Hotel and Casino acquisition and a portion of the value of the Hard Rock license. The impairment charge resulted from factors impacted by current market conditions including: i) lower market valuation multiples for gaming assets; ii) higher discount rates resulting from turmoil in the credit and equity markets; and iii) current cash flow forecasts for the Company.
Other Intangible Assets
The Company accounts for its other intangible assets in accordance with FASB ASC 350-10 (SFAS No. 142). In accordance with FASB ASC 350-10 (SFAS No. 142), the Company considers its licensing rights as indefinite-life intangible assets that do not require amortization. Rather, these intangible assets are tested for impairment at least annually by comparing the fair value of the recorded assets to their carrying amount. If the carrying amounts of the licensing rights exceed their fair value, an impairment loss is recognized. Once an impairment of an indefinite-life intangible asset has been recorded, it cannot be reversed.
Intangible assets that have a definite life, such as trade names and certain non-compete agreements, are amortized on a straight-line basis over their estimated useful lives or related contract. “Player” relationships are amortized on an accelerated basis over a nine-year period consistent with the expected timing of the Company’s realization of the economic benefits of such relationships. The Company reviews the carrying value of its intangible assets that have a definite-life for possible impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. If the carrying amount of the intangible assets that have a definite-life exceed their fair value, an impairment loss is recognized.
Impairment of Long-Lived Assets
The Company has a significant investment in long-lived property and equipment. The Company reviews the carrying value of property and equipment to be held and used for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future undiscounted cash flows of the asset. If an indicator of impairment exists, the Company compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then impairment is measured based on fair value compared to carrying value, with fair value typically based on a discounted cash flow model. For assets to be disposed of, the Company recognizes the asset at the lower of carrying value or fair market value less costs of disposal, as estimated based on comparable asset sales, solicited offers, or a discounted cash flow model.

Inherent in reviewing the carrying amounts of the above assets is the use of various estimates. First, the Company’s management must determine the usage of the asset. Impairment of an asset is more likely to be recognized where and to the extent the Company’s management decides that such asset may be disposed of or sold. Assets must be tested at the lowest level for which identifiable cash flows exist. This testing means that some assets must be grouped and the Company’s management exercises some discretion in grouping those assets. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from the Company’s estimates. If its ongoing estimates of future cash flows are not met, the Company may have to record additional impairment charges in future accounting periods. The Company’s estimates of cash flows are based on the current regulatory, social and economic climates where the Company conducts its operations as well as recent operating information and budgets for its business. These estimates could be negatively impacted by changes in federal, state or local regulations, economic downturns, or other events affecting various forms of travel and access to the Company’s hotel casino.
The Company completed its 2010 annual impairment tests of adjacent land and indefinite-lived intangible assets as of October 31, 2010. The income approach, market approach, and cost approach were considered in arriving at a fair value estimate of the Company’s intangible assets and adjacent land. As a result of this analysis, the Company recognized a non-cash impairment charge of approximately $16.2 million related to the adjacent land and determined there was no impairment indicated for indefinite-lived intangible assets in the fourth quarter of 2010. The impairment charge resulted from factors impacted by current market conditions including: (i) lower market valuation multiples for gaming assets; (ii) higher discount rates resulting from turmoil in the credit and equity markets; and (iii) current cash flow forecasts for the Company.
Capitalized Interest
The Company capitalizes interest costs associated with major construction projects as part of the cost of the constructed assets. When no debt is incurred specifically for a project, interest is capitalized on amounts expended for the project using a weighted average cost of borrowing. Capitalization of interest ceases when the project or discernible portions of the project are complete. The Company amortizes capitalized interest over the estimated useful life of the related asset. For the years ended December 31, 2010 and 2009 capitalized interest totaled $0.0 million and $20.4 million, respectively.
Deferred Financing Costs
Deferred financing costs incurred in connection with the issuance of long-term debt are capitalized and amortized to interest expense over the expected terms of the related debt agreements. As of December 31, 2010, total deferred financing costs net of accumulated amortization of $2.5 million were $2.5 million. As of December 31, 2009, total deferred financing costs net of accumulated amortization of $20.6 million were $3.7 million. As of December 31, 2008, total deferred financing costs net of accumulated amortization of $19.3 million were $22.0 million. Amortization of deferred financing costs included in interest expense was $2.5 million, $20.6 million and $19.3 million for the years ended December 31, 2010, 2009 and 2008, respectively.
Advertising Costs
The Company expenses the costs of all advertising campaigns and promotions as they are incurred. Total advertising expenses (exclusive of pre-opening) for the years ended December 31, 2010, 2009 and 2008 amounted to approximately $3.1 million, $1.9 million and $2.3 million, respectively. These expenses are included in marketing expenses in the accompanying statement of operations.
Income Taxes
The Company is a limited liability company and, as such, does not pay taxes on an entity level but passes its earnings and losses through to its members. The Company does, however, own all of the stock of HRHI, a Sub- Chapter C corporation, which is a tax paying entity. Income taxes of the Company’s subsidiaries were computed using the subsidiaries effective tax rate. The Company’s members are responsible for reporting their allocable share of the Company’s income, gains, deductions, losses and credits on their individual income tax returns.
Under FASB ASC 740-10 (FAS 109), a Company is required to record a valuation allowance against some or all the deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized. To make such determination, the Company analyzes positive and negative evidence, including history of earnings or losses, loss carryback potential, impact of reversing temporary differences, tax planning strategies, and future taxable income. The Company has reported net operating losses for consecutive years and does not have projected taxable income in the near future. This significant negative evidence causes management to believe a full valuation allowance should be recorded against the deferred tax assets. The deferred tax liability related to the stepped-up basis on land and indefinite-lived intangibles will be the only deferred tax items not offset by the valuation allowance. This treatment is consistent with the valuation allowance calculations in prior periods.
The Company accounts for uncertain tax positions under the provisions of FASB ASC 740-10 (FIN 48). The Company does not have any unrecognized tax positions, nor does it believe it will have any material changes over the next 12 months. The Company does not have any accrued interest or penalties associated with any unrecognized tax benefits.

Revenues and Complimentaries
Casino revenues are derived from patrons wagering on table games, slot machines, poker, sporting events and races. Table games generally include Blackjack or Twenty One, Craps, Baccarat and Roulette. Casino revenue is defined as the win from gaming activities, computed as the difference between gaming wins and losses, not the total amounts wagered. Casino revenue is recognized at the end of each gaming day.
Lodging revenues are derived from rooms and suites rented to guests and include related revenues for telephones, movies, etc. Room revenue is recognized at the time the room or service is provided to the guest.
Food and beverage revenues are derived from food and beverage sales in the food outlets of the Company’s hotel casino, including restaurants, room service, banquets and nightclub. Food and beverage revenue is recognized at the time the food and/or beverage is provided to the guest.
Retail and other revenues include retail sales, spa income, commissions, estimated income for gaming chips and tokens not expected to be redeemed, fees for licensing the “Hard Rock” brand and other miscellaneous income at the Hard Rock. Retail and other revenues are recognized at the point in time the retail sale occurs, when services are provided to the guest, when we determine that gaming chips or tokens are not expected to be redeemed or when licensing fees become due and payable.
The Company is party to a lease with the operator of the Hard Rock Cafe, pursuant to which the Company is entitled to (a) minimum ground rent in an amount equal to $15,000 per month and (b) additional rent, if any, equal to the amount by which six percent of the annual Gross Income (as defined in the lease) of the operator exceeds the minimum ground rent for the year. The Company received $0.3 million, $0.5 million and $0.7 million in rent from the Hard Rock Cafe, which consisted of $0.2 million, $0.2 million and $.02 million in base rent and $0.1 million, $0.3 million and $0.5 million in percentage rent for the years ended December 31, 2010, 2009 and 2008, respectively. The current term of the lease expires on June 30, 2015. Under the lease, the operator has one five-year option to extend the lease, so long as it is not in default at the time of the extension.
Revenues in the accompanying statements of operations include the retail value of rooms, food and beverage, and other complimentaries provided to customers without charge, which are then subtracted as promotional allowances to arrive at net revenues. The estimated costs of providing such complimentaries have been classified as casino operating expenses through interdepartmental allocations as follows (in thousands):

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008
Food and beverage	$8,996	$7,829	$7,172
Lodging	3,196	2,459	2,005
Other	1,520	2,602	886

Total costs allocated to casino operating costs	$13,712	$12,890	$10,063

Revenues are recognized net of certain sales incentives in accordance with FASB ASC 605-50( EITF 01-9) Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products ). FASB ASC 605-50 (EITF 01-9) requires that sales incentives be recorded as a reduction of revenue; consequently, the Company’s casino revenues are reduced by points earned in customer loyalty programs, such as the player’s club loyalty program. Casino revenues are net of cash incentives earned in the Company’s “Rock Star” slot club. For the years ended December 31, 2010, 2009 and 2008 these incentives were $41,000, $0.1 million and $0.1 million, respectively.
Derivative Instruments and Hedging Activities
FASB ASC 815-10 (SFAS No. 133), Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As required by FASB ASC 815-10 (SFAS No. 133), the Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings when the hedged transaction affects earnings, and the ineffective portion of changes in the fair value of the derivative is recognized directly in earnings. The Company assesses the effectiveness of each hedging relationship under the hypothetical derivative method, which means that the Company compares the cumulative change in fair value of the actual cap to the cumulative change in fair value of a hypothetical cap having terms that exactly match the critical terms of the hedged transaction. For derivatives that do not qualify for hedge accounting or when hedge accounting is discontinued, the changes in fair value of the derivative instrument are recognized directly in earnings.
The Company’s objective in using derivative instruments is to add stability to its interest expense and to manage its exposure to interest rate movements or other identified risks. To accomplish this objective, the Company primarily uses interest rate swaps and caps as part of its cash flow hedging strategy. Interest rate swaps designated as cash flow hedges involve the receipt of fixed-rate payments in exchange for variable-rate amounts over the life of the agreements without exchange of the underlying principal amount. During the year ended December 31, 2010, the Company used interest rate caps to hedge the variable cash flows associated with its existing variable-rate debt.
On May 30, 2008, the Company purchased five interest rate cap agreements with an aggregate notional amount of $871.0 million with a LIBOR cap of 2.5%. Under one of the interest rate cap agreements, the aggregate notional amount would have accreted over the life of the cap based on the draw schedule for the construction loan so that the aggregate notional amount of all of the caps would have been equal to $1.285 billion. The Company purchased these interest rate cap agreements for an amount equal to approximately $19.1 million. The Company determined that all five of the caps qualified for hedge accounting and the caps were designated as cash flow hedges.
On September 22, 2008, the Company amended the accreting interest rate cap agreement to adjust its notional amount upward in order to meet a lender-required cap on future debt. In addition, the Company determined that the amended interest rate cap qualified for hedge accounting and, therefore, was designated as a cash flow hedge.
On February 9, 2010, the Company purchased five new interest rate cap agreements with an aggregate notional amount of $1.285 billion with a LIBOR cap of 1.23313%. The Company purchased the new interest rate cap agreements for an amount equal to approximately $1.6 million. These new interest rate cap agreements replaced the interest rate cap agreements described above which expired on February 9, 2010. The Company designated four out of the five interest rate caps for hedge accounting as cash flow hedges. The changes in fair value of the remaining one interest rate cap that does not qualify for hedge accounting are recognized directly in earnings.
As of December 31, 2010, the Company held five interest rate caps as follows (dollar amounts in thousands):

Notional Amount		Type of Instrument	Maturity Date	Strike Rate
$364,811	(1)	Interest Cap	February 9, 2011	1.23%
595,419	(2)	Interest Cap	February 9, 2011	1.23%
177,956	(1)	Interest Cap	February 9, 2011	1.23%
88,978	(1)	Interest Cap	February 9, 2011	1.23%
57,836	(1)	Interest Cap	February 9, 2011	1.23%

(1)	The Company has determined that the derivative qualifies for hedge accounting.

(2)	The Company has determined that the derivative does not qualify for hedge accounting.
Four of the derivative instruments have been designated as hedges according to FASB ASC 815-10 (SFAS No. 133) and, accordingly, the effective portion of the change in fair value of these derivative instruments is recognized in other comprehensive income in the Company’s consolidated financial statements.
For the years ended December 31, 2010, 2009 and 2008, the total fair value of derivative instruments was $0, $0 and $106 thousand, respectively. The gain or (loss) in fair value included in comprehensive income for December 31, 2010, 2009 and 2008 was $2.0 million, $14.9 million and ($17.2) million, net of premium amortization, respectively. Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on the Company’s variable-rate debt. The Company reflects the change in fair value of all hedging instruments in cash flows from operating activities. The net gain or loss recognized in earnings during the reporting period representing the amount of the hedges’ ineffectiveness is insignificant. For the years ended December 31, 2010, 2009 and 2008, the Company expensed $2.0 million, $15.0 million and $4.6 million to interest expense attributable to the derivatives not designated as hedges according to FASB ASC 815-10 (SFAS No. 133), respectively.

Fair Value of Financial Instruments
FASB ASC 820-10 (SFAS No. 157) emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, FASB ASC 820-10 (SFAS No. 157) establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). The Company has applied FASB ASC 820-10 (SFAS 157) to recognize the liability related to its derivative instruments at fair value to consider the changes in the creditworthiness of the Company and its counterparties in determining any credit valuation adjustments.
Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which is typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.
Currently, the Company uses interest rate caps to manage its interest rate risk. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. To comply with the provisions of FASB ASC 820-10 (SFAS No. 157), the Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. The Company is exposed to credit loss in the event of a non-performance by the counterparties to its interest rate cap agreements; however, the Company believes that this risk is minimized because it monitors the credit ratings of the counterparties to such agreements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.
Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of December 31, 2010, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy. As of December 31, 2010, 2009 and 2008, the total value of the interest rate caps valued under FASB ASC 820-10 (SFAS No. 157) included in other assets is approximately $0, $0 and $106.0 thousand, respectively.
Although the Company has determined that the majority of the inputs used to value its long-term debt fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its long-term debt utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself or its lenders. However, as of December 31, 2010, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its long-term debt and has determined that the credit valuation adjustments are not significant to the overall valuation of its long-term debt. As a result, the Company has determined that its long-term debt valuations in their entirety are classified in Level 2 of the fair value hierarchy. As of December 31, 2010, 2009 and 2008, the total fair value of the Company’s long-term debt valued under FASB ASC 820-10 (SFAS No. 157) does not materially differ from its carrying value of approximately $1.3 billion, $1.2 billion and $1.1 billion, respectively.
Recently Issued And Adopted Accounting Pronouncements
FASB ASC 105-10, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (prior authoritative literature: FASB SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, issued June 2009) (“ FASB ASC 105-10-65 (SFAS No. 168) ”), establishes the FASB Accounting Standards Codification as the single source of authoritative nongovernmental GAAP. The Codification is effective for fiscal years and interim periods ending after September 15, 2009. The adoption of FASB ASC 105-10-65 (SFAS No. 168) did not have a material impact on our consolidated financial statements.

FASB ASC 820-10, (Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (“ ASU No. 2010-06 “)), was adopted in the first quarter of 2010 by us. These provisions of ASU No. 2010-06 amended ASC 820-10, Fair Value Measurements and Disclosures, by requiring additional disclosures for transfers in and out of Level 1 and Level 2 fair value measurements, as well as requiring fair value measurement disclosures for each “class” of assets and liabilities, a subset of the captions disclosed in our consolidated balance sheets. The adoption did not have a material impact on our consolidated financial statements or our disclosures, as we did not have any transfers between Level 1 and Level 2 fair value measurements and did not have material classes of assets and liabilities that required additional disclosure.
FASB ASC 855-10, (Accounting Standards Update No. 2010-09 Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements (“ ASU No. 2010-09 ”)) was adopted in the first quarter of 2010 by us. ASU No. 2010-09 amended ASC 855-10, Subsequent Events — Overall by removing the requirement for an SEC registrant to disclose a date, in both issued and revised financial statements, through which that filer had evaluated subsequent events. Accordingly, we removed the related disclosure from our consolidated financial statements in this report and the adoption did not have a material impact on our consolidated financial statements.
In April 2010, the FASB issued ASU No. 2010-16, Entertainment-Casinos (Topic 924): Accruals for Casino Jackpot Liabilities. The authoritative guidance for companies that generate revenue from gaming activities that involve base jackpots, which requires companies to accrue for a liability and charge a jackpot (or portion thereof) to revenue at the time the company has the obligation to pay the jackpot. The guidance is effective for interim and annual reporting periods beginning on or after December 15, 2010. We currently do not accrue for base jackpots until we have the obligation to pay such jackpots. As such, the application of this guidance will not have a material effect on our financial condition, results of operations or cash flows.
2. ACCOUNTS RECEIVABLE
Components of receivables, net are as follows (in thousands):

	December 31,	December 31,
	2010	2009
Casino	$3,600	$9,982
Hotel	3,603	2,688
Other	2,165	4,348

	9,368	17,018
Less: allowance for doubtful accounts	(591)	(5,759)

	$8,777	$11,259

Allowance for
Doubtful
Accounts
Balance at January 1, 2008	588
Additions — bad debt expense	1,998
Deductions — write off net of collections	(520)

Balance at December 31, 2008	2,066
Additions — bad debt expense	3,847
Deductions — write off net of collections	(154)

Balance at December 31, 2009	5,759
Additions — bad debt expense	2,591
Deductions — write off net of collections	(7,759)

Balance at December 31, 2010	$591

3. INVENTORIES
Inventories consist of the following (in thousands):

	December 31,	December 31,
	2010	2009
Retail merchandise	$864	$1,068
Restaurants and bars	1,763	1,769
Other inventory and operating supplies	90	225

Total Inventories	$2,717	$3,062

4. PROPERTY AND EQUIPMENT
Property and equipment consists of the following (in thousands):

	December 31,	December 31,
	2010	2009
Land	$335,070	$351,250
Buildings and improvements	640,365	461,176
Furniture, fixtures and equipment	250,875	105,087
Memorabilia	4,956	4,267

Subtotal	1,231,266	921,780
Less accumulated depreciation and amortization	(95,481)	(45,049)
Construction in process	666	275,108

Total property and equipment, net	$1,136,451	$1,151,839

Depreciation and amortization relating to property and equipment was $51.9 and $18.2 million for the years ended December 31, 2010 and December 31, 2009.
5. INTANGIBLE ASSETS
Other intangible assets, net consists of the following (in thousands):

	December 31, 2009				December 31, 2010
	Net			Net			Net	Remaining
	Intangible			Intangible			Intangible	Life
	Assets	Impairment	Amortization	Assets	Impairment	Amortization	Assets	(Years)
Intangible assets
Hard Rock licensing	$34,833	$—	$—	$34,833	$—	$—	$34,833	Indefinite
Rehab trade name	1,940	—	(240)	1,700	—	(240)	1,460	6
Body English trade name	253	—	(233)	20	—	(20)	—	0
Pink Taco trade name	432	—	(140)	292	—	(140)	152	1
Love Jones trade name	62	—	(20)	42	—	(20)	22	1

Mr. Lucky’s trade name	370	—	(120)	250	—	(120)	130	1

“Player” relationships	15,753	—	(3,884)	11,870	—	(3,120)	8,750	5
Host non-compete agreements	204	—	(204)	—	—	—	—	0

Total intangibles net of accumulated amortization	$53,847	$—	$(4,841)	$49,007	$—	$(3,660)	$45,347

As of December 31, 2009 the Company’s intangible assets were comprised of the Hard Rock licensing rights estimated at approximately $34.8 million, trademarks estimated at approximately $3.1 million, customer lists estimated at approximately $15.8 million and host non-compete agreements estimated at approximately $0.2 million. The licensing rights are not subject to amortization as they have an indefinite useful life. The trade name and host non-compete agreements are being ratably amortized on a straight-line basis over a two to five-year period. Player relationships are amortized on an accelerated basis consistent with the expected timing of the Company’s realization of the economic benefits of such relationships.

For the year ended December 31, 2010, amortization expense for the above amortizable intangible assets was $3.7 million. The estimated aggregate amortization expense for the above amortizable intangible assets for each of the five succeeding fiscal years ending December 31, 2015 is $3.1 million, $2.3 million, $1.9 million, $1.6 million, and $1.3 million, respectively.
Other intangible assets, gross carrying value and accumulated amortization consists of the following (in thousands):

	December 31, 2009
	Gross			Net
	Intangible		Accumulated	Intangible
	Assets	Impairment	Amortization	Assets
Intangible assets
Hard Rock licensing	$44,900	$(10,067)	$—	$34,833
Rehab trade name	2,400	—	(700)	1,700
Body English trade name	700	—	(680)	20
Pink Taco trade name	700	—	(408)	292
Love Jones trade name	100	—	(58)	42

Mr. Lucky’s trade name	600	—	(350)	250

“Player” relationships	23,100	—	(11,230)	11,870
Host non-compete agreements	4,900	—	(4,900)	—

Total intangibles net of accumulated amortization	$77,400	$(10,067)	$(18,326)	$49,007

	December 31, 2010
	Gross			Net
	Intangible		Accumulated	Intangible
	Assets	Impairment	Amortization	Assets
Intangible assets
Hard Rock licensing	$44,900	$(10,067)	$—	$34,833
Rehab trade name	2,400	—	(940)	1,460
Body English trade name	700	—	(700)	—
Pink Taco trade name	700	—	(548)	152
Love Jones trade name	100	—	(78)	22

Mr. Lucky’s trade name	600	—	(470)	130

“Player” relationships	23,100	—	(14,350)	8,750
Host non-compete agreements	4,900	—	(4,900)	—

Total intangibles net of accumulated amortization	$77,400	$(10,067)	$(21,986)	$45,347
6. ACCRUED EXPENSES
Accrued expenses consist of the following (in thousands):

	December 31,	December 31,
	2010	2009
Capital Leases	$6,800	$7,372
Deferred income	7,596	6,611
Accrued salaries, payroll taxes and other employee benefits	2,836	3,204
Advance room, convention and customer deposits	6,033	4,757
Other accrued liabilities	5,554	1,455
Outstanding gaming chips and tokens	702	1,198
Accrued miscellaneous taxes	1,456	1,262
Accrued progressive jackpot and slot club payouts and other liabilities	442	1,026
Reserve for legal liability claims	223	119
Advance entertainment sales	145	770

Total accrued expenses	$31,787	$27,774

7. AGREEMENTS WITH RELATED PARTIES
Management Agreement
Engagement of Morgans Management. The Company’s subsidiaries, HRHH Hotel/Casino, LLC, HRHH Development, LLC and HRHH Cafe, LLC have entered into an Amended and Restated Property Management Agreement, dated as of May 30, 2008, (the “ Management Agreement ”) with Morgans Hotel Group Management LLC (“ Morgans Management ”), pursuant to which the Company has engaged Morgans Management as (i) the exclusive operator and manager of the Hard Rock (excluding the operation of the gaming facilities which are operated by its subsidiary, HRHH Gaming, LLC) and (ii) the asset manager of the approximately 23-acre parcel adjacent to the Hard Rock and the land on which the Hard Rock Cafe restaurant is situated (which is subject to a lease between the Company’s subsidiary, HRHH Cafe, LLC, as landlord, and Hard Rock Cafe International (USA), Inc., as tenant).
Term; Termination Fee. The Management Agreement originally commenced on February 2, 2007 and has an initial term of 20-years. Morgans Management may elect to extend this initial term for two additional 10-year periods. The Management Agreement provides certain termination rights for the Company and Morgans Management. Morgans Management may be entitled to a termination fee if such a termination occurs in connection with a sale of the Company or the hotel at the Hard Rock.
Base Fee, Chain Service Expense Reimbursement and Annual Incentive Fee. As compensation for its services, Morgans Management receives a management fee equal to 4% of defined net non-gaming revenues including casino rents and all other rental income, a gaming facilities support fee equal to $828,000 per year and a chain service expense reimbursement, which reimbursement is subject to a cap of 1.5% of defined non-gaming revenues and all other income. Morgans Management was also entitled to receive an annual incentive fee of 10.0% of the Hotel EBITDA (as defined in the Management Agreement) in excess of certain threshold amounts, which increased each calendar year. However, as a result of the completion of the expansion project at the Hard Rock, the amount of such annual incentive fee now is equal to 10% of annual Hotel EBITDA in excess of 90% of annual projected post-expansion EBITDA of the Hard Rock, the property on which the Hard Rock Cafe restaurant is situated and the property adjacent to the Hard Rock (excluding any portion of the adjacent property not being used for the expansion). For purposes of the Management Agreement, “ EBITDA ” generally is defined as earnings before interest, taxes, depreciation and amortization in accordance with generally accepted accounting principles applicable to the operation of hotels and the uniform system of accounts used in the lodging industry, but excluding income, gain, expenses or loss that is extraordinary, unusual, non-recurring or non-operating. “Hotel EBITDA” generally is defined as EBITDA of the Hard Rock, the property on which the Hard Rock Cafe restaurant is situated and the property adjacent to the Hard Rock (excluding any portion of the adjacent property not used for the expansion), excluding an annual consulting fee payable to DLJMB HRH VoteCo, LLC (“ DLJMB VoteCo ”) under the JV Agreement (as defined below). Hotel EBITDA generally does not include any EBITDA attributable to any facilities operated by third parties at the Hard Rock, unless the Company owns or holds an interest in the earnings or profits of, or any equity interests in, such third party facility.
The Company accrued or paid a base management fee of $6.2 million, $4.5 million and $4.6 million and a gaming facilities support fee of $0.8 million, $0.8 million and $0.7 million to Morgans Management and accrued or reimbursed chain service expenses of $2.4 million, 1.7 million and $1.7 million to Morgans Management for the years ended December 31, 2010, 2009 and 2008, respectively.
Joint Venture Agreement Consulting Fee
Under the Company’s Second Amended and Restated Limited Liability Company Agreement (the “JV Agreement”), subject to certain conditions, the Company is required to pay DLJMB HRH VoteCo, LLC (“DLJMB VoteCo”) (or its designee) a consulting fee of $250,000 each quarter in advance. In the event the Company is not permitted to pay the consulting fee when required (pursuant to the terms of any financing or other agreement approved by its board of directors), then the payment of such fee will be deferred until such time as it may be permitted under such agreement. DLJMB VoteCo is a member of the Company. For the year ended December 31, 2010, the Company accrued $3.8 million in deferred consulting fees.
Technical Services Agreement
On February 2, 2007, the Company’s subsidiary, HRHH Hotel/Casino, LLC, and Morgans Management entered into a Technical Services Agreement pursuant to which the Company has engaged Morgans Management to provide technical services for its expansion project prior to its opening. Under the Technical Services Agreement, the Company is required to reimburse Morgans Management for certain expenses it incurs in accordance with the terms and conditions of the agreement. For the years ended December 31, 2009 and 2010, the Company reimbursed Morgans Management an aggregate amount equal to approximately $1.5 million and $2.0 million under the Technical Services Agreement.
CMBS Facility
The chairman of the Morgans’ board of directors and a former director of the Company is currently the president, chief executive officer and an equity holder of NorthStar Realty Finance Corp. (“ NorthStar ”), a subsidiary of which is a participant lender in the CMBS facility.

Intercompany Land Acquisition Financing
Northstar is a lender under the land acquisition financing the Company has entered into with respect to an approximately 11-acre parcel of land located adjacent to the Hard Rock.
8. CURRENT DEBT
The current debt outstanding as of December 31, 2010 and the long-term debt outstanding as of December 31, 2009 consisted of the following (in thousands):

		December 31,	December 31,
Project Name / Lender	Interest Rate	2010	2009
HRH Acquisition / Vegas HR Private Limited	LIBOR + 2.35%	$331,870	$364,810
HRHC Construction / Vegas HR Private Limited	LIBOR + 4.25%	595,419	467,444

HRHC Sr Mezz / Brookfield Financial, LLC—Series B	LIBOR + 5.20%	177,956	177,956
HRHC Jr Mezz 1 / NRFC WA Holdings, LLC	LIBOR + 7.20%	88,978	88,978
HRHC Jr Mezz 2 / Hard Rock Mezz Holdings LLC	LIBOR + 8.75%	57,836	57,836
HRHH Development / Column Financial, Inc.	LIBOR + 17.9%	53,850	53,850

Total debt	LIBOR + 4.88%	1,305,910	1,210,873

Current portion of long-term debt		(1,305,910)	—

Total long-term debt		$—	$1,210,873

On May 30, 2008, the Company satisfied the conditions to draw on the construction loan provided under its CMBS facility. The initial maturity date of the loans thereunder was February 9, 2010, with four (4) one-year options to extend the maturity date provided that the Company satisfies certain conditions. The Company exercised the first extension option under the CMBS facility as of February 9, 2010. The CMBS facility provides for, among other borrowing availability, a construction loan of up to $620.0 million for the expansion project. For the years ended December 31, 2010, 2009 and 2008, the Company drew approximately $95.0 million, $123.2 million and $240.4 million, respectively from the CMBS facility. Management anticipates the Company will not return to a positive cash position at the earliest until the expansion project has opened and the economic environment has improved from its current condition.
The fair value of the Company’s long-term debt was approximately $1.3 billion and $1.2 billion at December 31, 2010 and December 31, 2009, respectively.
Intercompany Land Acquisition Financing
One of the Company’s subsidiaries is obligated to maintain reserve funds for interest expense and insurance and property tax pursuant to a land acquisition loan it has entered into with respect to an approximately 11-acre parcel of land located adjacent to the Hard Rock. The lenders will make disbursements from the interest and insurance and property tax reserve funds upon the subsidiary’s satisfaction of conditions to disbursement under the land acquisition loan. As of December 31, 2010, $1.2 million and $0.6 million were available in restricted cash reserves in the interest and insurance and property tax reserve funds, respectively. On December 9, 2010, the subsidiary will be required to either deposit an additional estimated $3.5 million into the interest reserve account or convey the land securing the loan to the lenders in accordance with arrangements pre-negotiated with the lenders. The reserve payment was not made and the land was conveyed back to the lender.
Acquisition Financing
In connection with the Acquisition, the Company borrowed $760 million under the CMBS facility, which is secured by the Company’s assets.
The loan agreements under the CMBS facility include customary affirmative and negative covenants for similar financings, including, among others, restrictive covenants regarding incurrence of liens, sales or assets, distributions to affiliates, changes in business, cancellation of indebtedness, dissolutions, mergers and consolidations, as well as limitations on security issuances, transfers of any of the Company’s real property and removal of any material article of furniture, fixture or equipment from the Company’s real property.

The subsidiaries that serve as mortgage borrowers under the financing are HRHH Hotel/Casino, LLC (owner of the Hard Rock), HRHH Development, LLC (owner of the parcel of land adjacent to the Hard Rock that may be used for expansion purposes), HRHH Cafe, LLC (owner of the parcel of land on which the Hard Rock Cafe is situated), HRHH IP, LLC (owner of certain intellectual property used in connection with the Hard Rock, among other things) and HRHH Gaming, LLC (an entity formed solely for the purpose of holding the gaming licenses and conducting gaming operations at the Hard Rock upon receiving the required licenses).
The financing incurs interest payable through a funded interest reserve initially, then through cash, at a rate (blended among the debt secured by assets and the junior and senior mezzanine debt, if applicable) of LIBOR plus 4.25%, subject to adjustment upwards in certain circumstances (i.e., failure to achieve substantial completion of the construction projects in a timely manner and extension of the term of the financing).
Estimated interest payments on current debt are based on average principal amounts outstanding under the Company’s CMBS facility as of December 31, 2010. As of December 31, 2010, the LIBOR index rate applicable to the Company was 0.26% plus the 4.25% spread (4.51% total). Subject to an interest rate cap, as of December 31, 2010, an increase in market rates of interest of 0.125% would have increased the Company’s interest expense by $1.5 million and a decrease in market interest rates of 0.125% would have decreased the Company’s interest expense by $1.5 million. Interest payments are due monthly on the ninth day of the month.
Maturities of the Company’s current debt are as follows (in thousands):

2010	$—
2011	1,305,910
2012	—
2013	—

Total	$1,305,910

All outstanding amounts owed under the land acquisition financing become due and payable no later than February 9, 2012, subject to two one year extension options. The initial maturity date of the CMBS facility of $1.2 billion was February 9, 2010, with four one-year options to extend the maturity date provided that the Company satisfies certain conditions. The Company exercised the first extension option under the CMBS facility, extending the maturity date to February 9, 2011.
CMBS Loan Restructuring
In November 2007, certain of the Company’s subsidiaries refinanced $350 million of the amount borrowed under the CMBS facility from the proceeds of three mezzanine loans made to the Company’s mezzanine subsidiaries, and the lender increased the maximum amount of the loan that may be funded in the future by $35 million (the “ 2007 Refinancing ”). As part of the 2007 Refinancing, the subordinated junior mezzanine lender provided for an additional $15 million under the third mezzanine loan for use in connection with construction on the expansion and renovation project. Pursuant to the 2007 Refinancing, the initial maturity date of the loans thereunder was February 9, 2010, with two one-year options to extend the maturity date provided that the Company satisfied certain conditions, including meeting a specified debt-yield percentage.
In connection with the 2007 Refinancing, the lender exercised its right to split the CMBS facility into debt secured directly by the assets owned by the mortgage borrowers and senior, junior and subordinated junior mezzanine debt secured by pledges of equity interests in the mortgage borrowers, and certain of the Company’s other subsidiaries, which are the senior mezzanine borrowers and the junior mezzanine borrowers, respectively, under the CMBS facility. This resulted in the separation of a portion of the financing into:
•	a first mezzanine loan in the principal amount of $200 million made to the senior mezzanine borrowers, HRHH Gaming Senior Mezz, LLC and HRHH JV Senior Mezz, LLC, secured by pledges of the senior mezzanine borrowers’ equity interests in the mortgage borrowers;

•	a second mezzanine loan in the principal amount of $100 million made to the junior mezzanine borrowers, HRHH Gaming Junior Mezz, LLC and HRHH JV Junior Mezz, LLC, secured by pledges of the junior mezzanine borrowers’ equity interests in the senior mezzanine borrowers; and

•	a third mezzanine loan in the principal amount of $65 million made to the subordinated junior mezzanine borrowers, HRHH Gaming Junior Mezz Two, LLC and HRHH JV Junior Mezz Two, LLC, secured by pledges of the subordinated junior mezzanine borrowers’ equity interests in the junior mezzanine borrowers.

The 2007 Refinancing incurred interest payable through a funded interest reserve initially, then through cash, at a rate (blended among the debt secured by assets and the subordinated junior, junior and senior mezzanine debt, if applicable) of LIBOR plus 4.25%, subject to adjustment upwards in certain circumstances (i.e., failure to achieve substantial completion of the construction projects in a timely manner and extension of the term of the financing).
Sale of CMBS Loans
As contemplated by the 2007 Refinancing, each of the first mezzanine, second mezzanine and third mezzanine loans were sold by its lender on November 6, 2007 and the mortgage loan was sold by its lender on November 9, 2007, to the following entities:
•	mortgage loan: Vegas HR Private Limited;

•	first mezzanine loan: Brookfield Financial, LLC—Series B;

•	second mezzanine loan: NRFC WA Holdings, LLC; and

•	third mezzanine loan: Hard Rock Mezz Holdings LLC.
In November 2007, Column Financial, Inc. ceased to be the administrative agent for each of the loans and TriMont Real Estate Advisors, Inc. was appointed as servicer of the loans under the facility.
On December 24, 2009, each of the mortgage and mezzanine loans under the CMBS facility was amended (collectively, the “ 2009 Loan Restructuring ”) to, among other things:
•	waive the specified debt-yield percentage requirement to exercise the existing one-year option to extend the maturity date until February 9, 2012 and add two additional one-year options to extend the maturity date until a final maturity date of February 9, 2014, provided certain conditions are satisfied and no default or event of default exists at the time each extension is exercised (neither the existing one-year option to extend the maturity date until February 9, 2011 nor the two additional one-year options to extend have a debt-yield requirement);

•	increase the blended rate from LIBOR plus 4.25% to LIBOR plus 5.08% for the mortgage loan and increase the interest rate under the mezzanine loans, however a portion of such interest is being deferred and will compound and accrue until either certain cash flow covenants have been met or the maturity date of such loan;

•	require the funding by certain borrowers of approximately $1.0 million into the interest reserve account and approximately $7.0 million into a new working capital account to be used for operating expenses, extraordinary expenses, debt service and certain other expenses in accordance with the applicable loan documents;

•	amend the order of application of any prepayments of loans under the CMBS facility so that any prepayment is applied, until the applicable loan is paid in full, (1) first to the mortgage loan, (2) second to the senior mezzanine loan, (3) third to the junior mezzanine loan and (4) fourth to the subordinated junior mezzanine loan; and

•	remove or modify certain covenants, including, without limitation, covenants related to maintenance of a monthly minimum interest reserve balance, circumstances under which intellectual property may be released and restrictions on permitted capital leases.
In connection with the 2009 Loan Restructuring, the Company also agreed to enter into documentation providing for (i) the payment of a subordinated exit fee under each of the senior mezzanine loan and the junior mezzanine loan to be paid from certain equity proceeds received by certain members of the Company and (ii) transfer of a participation interest in the junior mezzanine loan from the second mezzanine loan lender to affiliates of the Company, subject to the approval of the mortgage loan lender, the first mezzanine loan lender and the third mezzanine loan lender and certain other conditions.
As of February 9, 2010, the applicable borrowers under each of the mortgage loan and the mezzanine loans exercised their respective first extension options, so that the current maturity date under each of such loans is February 9, 2011. In connection with such extensions, replacement interest rate caps for each loan were purchased at a strike price of 1.23313%.

Workers’ Compensation Letter of Credit
The Company has a $0.3 million irrevocable standby letter of credit for the benefit of the State of Nevada related to the self-insured portion of the Predecessor’s workers’ compensation insurance.
9. INCOME TAXES
The federal income tax provision (benefit) is summarized as follows (in thousands):

			Period from
	Year Ended	Year Ended	February 2, 2007 to
	December 31,	December 31,	December 31,
	2010	2009	2008
Current	$—	$—	$2
Deferred	467	—	(587)

Total tax expense (benefit)	$467	$—	$(585)

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating losses and tax credit carryforwards.
The tax effects of significant items comprising the Company’s deferred taxes are as follows (in thousands):

	December 31,	December 31,
	2010	2009
Deferred tax assets:
Accrued expenses	$12,250	$10,747
Depreciation and amortization	—	1,897
Net operating loss and contributions carryforwards	88,718	51,127
Improvements and intangibles	4,590	4,459
Tax credits	3,646	3,325
Hedging transactions	106	1,162

Total deferred tax assets	109,310	72,718

Deferred tax liabilities:
Indefinate life intangibles and land purchase accounting	$(57,320)	$(56,853)
Accrued expenses	(1,367)	(1,800)
Depreciation and amortization	(118)	—

Total deferred tax liabilities	(58,805)	(58,653)

Preliminary net deferred tax asset	50,505	14,065
Less: valuation allowance for deferred tax asset	(107,825)	(70,918)

Net deferred tax liability	$(57,320)	$(56,853)

Valuation
Allowance
Balance at January 1, 2008	$23,385
Additions — Increases	30,087
Deductions — Recoveries	(897)
Balance at December 31, 2008	52,575
Additions — Increases	22,194
Deductions — Recoveries	(3,851)
Balance at December 31, 2009	70,918
Additions — Increases	36,907
Deductions — Recoveries	—

Balance at December 31, 2010	$107,825

FASB ASC 740-10 (SFAS No. 109) requires that the tax benefit of net operating losses, temporary differences and credit carry forwards be recorded as an asset to the extent that management assesses that realization is “more likely than not.” Realization of the future tax benefits is dependent of the Company’s ability to generate sufficient taxable income within the carryforward period. Because of the Company’s recent history of operating losses, management believes that recognition of the deferred tax assets arising from the above-mentioned future tax benefits is currently not likely to be realized and, accordingly, has provided a valuation allowance.
The valuation allowance increased by $36.9 million during 2010 and $18.3 million during 2009. The amount of the valuation allowance for deferred tax assets associated with excess tax deduction from stock based compensation arrangement that is allocated to contributed capital if the future tax benefits are subsequently recognized is zero.
Net operating losses and tax credit carryforwards as of December 31, 2010 are as follows (in thousands):

		Expiration
	Amount	Years
Net operating losses	$260,850	2016-2030
Tax credits, federal general business	$2,957	2011-2030
Tax credits, federal AMT	$689	N/A
The effective tax rate of the Company’s provision (benefit) for income taxes differs from the federal statutory rate as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008
Statutory rate	(34.00)%	(34.0)%	(34.0)%
Valuation allowance	33.26	11.08	9.0
Tax credits	(0.19)	(0.7)	(0.1)
Other	(0.29)	(0.43)	(1.1)
LLC loss excluded from computation	1.62	23.42	2.2
Goodwill impairment	—	—	23.7

Total	0.41%	(0.00)%	(0.3)%

The Company accounts for certain tax positions under the provisions of FASB ASC 740-10 (FIN 48). The Company does not have any unrecognized tax positions, nor does it believe it will have any material changes over the next 12 months. The Company does not have any accrued interest or penalties associated with any unrecognized tax benefits.

10. COMMITMENTS AND CONTINGENCIES
Casino Sublease
Prior to March 1, 2008, gaming operations at the Hard Rock were operated by Golden HRC, LLC (“Casino Operator ”) pursuant to a Casino Sublease (as amended on January 9, 2007 and as modified by a Recognition Agreement, dated as of February 2, 2007, among Column Financial, Inc., HRHH Hotel/Casino, LLC, HRHI and the Casino Operator), effective as of February 2, 2007 (the “ Casino Sublease ”). On January 24, 2008, the Company received a license from the Nevada Gaming Commission to serve as the operator of the gaming facilities at the Hard Rock, and on March 1, 2008, the Company assumed the gaming operations at the Hard Rock and the Casino Sublease was terminated.
During the initial term of the Casino Sublease, ending February 2, 2008, the Casino Operator withheld $275,000 per month from the revenue arising from gaming operations at the Hard Rock. This sum was paid to Golden Gaming, Inc. or its designee for the general management services it provided to the Casino Operator. In addition, the Company paid a fee of $225,000 to Golden Gaming, Inc. to extend the term of the Casino Sublease to February 29, 2008. The Casino Operator withheld and paid to Golden Gaming, Inc. $0.8 million during the year ended December 31, 2008, and $1.4 million during the year ended December 31, 2007, respectively.
Cafe Lease
The Company is party to a lease with the operator of the Hard Rock Cafe, pursuant to which the Company is entitled to (a) minimum ground rent in an amount equal to $15,000 per month and (b) additional rent, if any, equal to the amount by which six percent of the annual Gross Income (as defined in the lease) of the operator exceeds the minimum ground rent for the year. During the year ended December 31, 2010, the Company received $0.3 million in rent from the Hard Rock Cafe, which consisted of $0.2 million in base rent and $0.1 million in percentage rent. The current term of the lease expires on June 30, 2015. Under the lease, the operator has one five-year option to extend the lease, so long as it is not in default at the time of the extension.
Employment Agreement
Morgans and the Company (for the purposes of specified provisions only) have entered into a four-year Employment Agreement with Joseph A. Magliarditi, Chief Operating Officer of the Company and Chief Executive Officer of HRHI, dated May 23, 2010 (the “ Employment Agreement ”). Under the Employment Agreement, among other benefits Mr. Magliarditi is entitled to receive an annual base salary of $650,000, subject to increase in Morgans Management’s discretion, and an annual cash bonus with a maximum level of 75% of his annual base salary based on reasonable annual performance targets. The exact amount of the bonus, if any, will be determined by Morgans Management in its sole discretion. Mr. Magliarditi’s annual bonus for 2010, if any, will be prorated for the amount of time he works for Morgans Management during 2010, and Mr. Magliarditi and Morgans Management are expected to set reasonable performance goals upon which the 2010 annual bonus may be based. Pursuant to the Employment Agreement, Mr. Magliarditi also is entitled to a grant of phantom equity awards that is tied to the value of common stock of Morgans in the form of 50,000 phantom restricted stock units under Morgans’ Amended and Restated 2007 Omnibus Stock Incentive Plan, which is referred to as the initial phantom equity grant. One-third of the initial phantom equity grant will vest on each of the first three anniversaries of the date of the grant.
The Employment Agreement provides Mr. Magliarditi severance as described immediately below in each of the following circumstances:
•	if, during his employment period, Morgans Management terminates Mr. Magliarditi without Cause (as defined in the Employment Agreement), he resigns for Good Reason (as defined in the Employment Agreement), or a successor to Morgans Management fails to assume its obligations under the Employment Agreement;

•	if, at the time of, or during the 12 month period following the effective date of, any Change in Control (as defined in the Employment Agreement), Morgans Management terminates Mr. Magliarditi’s employment with or without Cause, or he resigns for Good Reason;

•	if Mr. Magliarditi’s employment terminates due to a termination of the Management Agreement and he rejects or does not receive any Morgans employment notice and does not receive a qualifying Hard Rock employment offer; or

•	if Mr. Magliarditi’s employment terminates at the end of the four-year employment period.
In each of the cases described above, other than under the indemnification provisions in the Employment Agreement, Morgans Management’s only obligations to Mr. Magliarditi will be:
•	to pay his annual base salary through the date of termination to the extent it is unpaid and reimburse him for any business expenses not previously reimbursed,

•	to continue to pay his annual base salary for a period of 18 months after the date of termination (or six months after the date of termination in the case employment terminates at the end of the four-year employment period),

•	to continue to provide him medical and dental insurance benefits on the same basis as Morgans Management’s other executive employees for 18 months after the date of termination (or six months after the date of termination in the case employment terminates at the end of the four-year employment period),

•	to the extent not paid or provided, to pay or provide him any other amounts or benefits required to be paid or provided or which he is eligible to receive under any plan, program, policy or practice or other contract or agreement of Morgans Management through the date of termination, including, without limitation, any accrued but unused vacation, and

•	except in the case employment terminates at the end of the four-year employment period, to fully vest any unvested portion, if any, of the initial phantom equity grant, which, in the case of a termination of the Management Agreement, will be paid in a lump sum amount of equal value.
If, during his employment period, Mr. Magliarditi’s employment is terminated for Cause, due to death or Disability, or he resigns without Good Reason, Morgans Management will have the obligations described below. In addition, if Mr. Magliarditi’s employment terminates due to a termination of the Management Agreement, and he rejects or does not receive a Morgans employment notice and receives and rejects or fails to timely respond to a qualifying Hard Rock employment offer, then Morgans Management will have no further obligations to Mr. Magliarditi other than as described below. In each of these cases, other than under the indemnification provisions in the Employment Agreement, Morgans Management’s only obligations to Mr. Magliarditi, or his estate or beneficiaries, as applicable, will be:
•	to pay his base salary through the date of termination,

•	to pay for any accrued, unused vacation time as of the date of termination,

•	to pay any reasonable business expenses incurred as of the date of termination, and

•	if his employment terminates due to death or disability, to immediately vest the initial phantom equity grant in accordance with the terms of the applicable award agreement.
Construction Commitments
Hard Rock Expansion Project. The expansion project at the Hard Rock included the addition of 864 guest rooms and suites, of which 490 (Paradise Tower) opened in July 2009 and the remaining 374 (HRH all-suite Tower) opened in late December 2009, approximately 74,000 square feet of additional meeting and convention space, which opened in April 2009, and approximately 30,000 square feet of casino space, which opened in late December 2009. The project also included several new food and beverage outlets, a new and larger “The Joint” live entertainment venue, which opened in April 2009 and doubled the venues maximum capacity to approximately 4,100, a new spa facility, Reliquary, which opened late in December 2009, a new nightclub, Vanity, which opened December 31, 2009 and additional retail space. The project also included the expansion of the hotel’s pool, outdoor gaming, and additional food and beverage outlets, which opened in March of 2010. Renovations to the existing property began during 2007 and included upgrades to existing suites, restaurants and bars, retail shops, and common areas, and a new ultra lounge. These renovations were completed by the end of the third quarter 2008. The Company completed the expansion as scheduled and within the parameters of the original budget. The project was funded from the Company’s existing debt funding under its CMBS facility.
Liquor Management Agreement
Liquor Management Agreement; Term. On February 2, 2007, the Company’s subsidiaries, HRHH Hotel/Casino, LLC and HRHI, entered into a Liquor Management and Employee Services Agreement (the “ Liquor Management Agreement ”), relating to non-gaming operations at the Hard Rock. The term of the Liquor Management Agreement commenced February 2, 2007 and will expire on the earlier of (i) 20 years from the commencement date or (ii) a date mutually agreed upon by the parties, subject to reasonable requirements of unaffiliated third party lenders to HRHH Hotel/Casino, LLC. However, the Liquor Management Agreement shall not terminate unless and until (a) HRHH Hotel/Casino, LLC obtains a replacement liquor operator and employee service provider (or hires all the employees necessary to operate the Hard Rock) or (b) HRHH Hotel/Casino, LLC or an affiliate thereof obtains all necessary approvals to conduct the liquor operations and hires all the employees necessary to operate the Hard Rock.
Engagement of HRHI. Pursuant to the Liquor Management Agreement, HRHH Hotel/Casino, LLC has engaged HRHI as operator and manager of the bars, bar personnel and liquor sales at the Hard Rock. HRHI holds the requisite licenses and approvals from the Clark County Department of Business License and the Clark County Liquor and Gaming Licensing Board to conduct liquor operations at the Hard Rock. In addition, the Liquor Management Agreement allows HRHH Hotel/Casino, LLC to engage certain employees of HRHI to provide services in connection with the day-to-day operations of the Hard Rock (excluding operations of the gaming- and casino-related facilities). HRHI would retain control of such employees and remain solely responsible for all compensation and benefits to be paid to them, subject to reimbursement as provided in the Liquor Management Agreement.

Self-Insurance
The Company is self-insured for workers’ compensation claims for an annual stop-loss of up to $250,000 per claim. Management has established reserves it considers adequate to cover estimated future payments on existing claims incurred and claims incurred but not reported.
The Company has a partial self-insurance plan for general liability claims for an annual stop-loss of up to $100,000 per claim.
Legal and Regulatory Proceeding
On September 21, 2010, Hard Rock Café International (USA), Inc. (“Plaintiff”) filed a lawsuit, Hard Rock Café International (USA), Inc. v. Hard Rock Hotel Holdings, LLC et al., against the Company, its subsidiaries Hard Rock Hotel, Inc. and HRHH IP, LLC and other entities in the United States District Court for the Southern District of New York. On November 23, 2010, Plaintiff filed an amended complaint in the lawsuit. Plaintiff asserts claims for trademark infringement, trademark dilution, unfair competition and breach of contract. The gravamen of the claims is that defendants allegedly have caused injury to Plaintiff through (i) the reality television show “Rehab: Party at the Hard Rock Hotel” and (ii) various ventures in which the Company or its affiliates are alleged to have used or sublicensed the Hard Rock marks in an unauthorized manner, including the Hard Rock Hotel & Casino Tulsa, the Hard Rock Hotel & Casino Albuquerque, certain facilities branded “HRH”, certain products or services branded “Save the Planet”, and the registration of certain domain names. The Company believes the claims are without merit because, among other reasons, it is entitled to use and sublicense the Hard Rock marks pursuant to a 1996 license agreement. The Company intends to vigorously defend the suit. The Company has answered the complaint, lodged counterclaims, and moved to dismiss certain of Plaintiff’s claims and to refer certain other claims to arbitration.
The Company is a defendant in various other lawsuits relating to routine matters incidental to its business. Management provides an accrual for estimated losses that may occur and does not believe that the outcome of these other pending claims or litigation, individually or in the aggregate, will have a material adverse effect on our financial position, results of operations or liquidity beyond the amounts recorded in the accompanying balance sheet as of September 30, 2010.
Indemnification
The JV Agreement provides that neither the Company’s members nor the affiliates, agents, officers, partners, employees, representatives, directors, members or shareholders of any member, affiliate or the Company (collectively, “ Indemnitees ”) will be liable to the Company or any of its members for any act or omission if: (a) the act or omission was in good faith, within the scope of such Indemnitee’s authority and in a manner it reasonably believed to be in the best interest of the Company, and (b) the conduct of such person did not constitute fraud, willful misconduct, gross negligence or a material breach of, or default under, the JV Agreement.
Subject to certain limitations, the Company will indemnify and hold harmless any Indemnitee to the greatest extent permitted by law against any liability or loss as a result of any claim or legal proceeding by any person relating to the performance or nonperformance of any act concerning the activities of the Company if: (a) the act or failure to act of such Indemnitee was in good faith, within the scope of such Indemnitee’s authority and in a manner it reasonably believed to be in the best interest of the Company, and (b) the conduct of such person did not constitute fraud, willful misconduct, gross negligence or a material breach of, or default under, the JV Agreement. The JV Agreement provides that the Company will, in the case of its members and their affiliates, and may, in the discretion of the members with respect to other Indemnitees advance such attorneys’ fees and other expenses prior to the final disposition of such claims or proceedings upon receipt by the Company of an undertaking by or on behalf of such Indemnitee to repay such amounts if it is determined that such Indemnitee is not entitled to be indemnified.
Any indemnification provided under the JV Agreement will be satisfied first out of assets of the Company as an expense of the Company. In the event the assets of the Company are insufficient to satisfy the Company’s indemnification obligations, the members will, for indemnification of the members or their affiliates, and may (in their sole discretion), for indemnification of other indemnitees, require the members to make further capital contributions to satisfy all or any portion of the indemnification obligations of the Company pursuant to the JV Agreement.

11. EMPLOYEE BENEFIT PLANS
The Company pays discretionary cash incentive bonuses to eligible employees based upon individual and company-wide goals that are established by management and the board of directors of the Company on an annual basis.
The Company maintains a 401(k) profit sharing plan whereby substantially all employees over the age of 21 who have completed six months of continuous employment and 1,000 hours of service are eligible for the plan. Such employees joining the plan may contribute, through salary deductions, no less than 1% nor greater than 50% of their annual compensation. The plan had provided for a company matching contribution equal to one-half of the first six percent of the participant’s base salary and annual bonus that was contributed by the participant. On March 16, 2009, the Company reduced the amount of the 401(k) match to one-half of the first three percent of the participant’s base salary and annual bonus that is contributed by the participant and on November 9, 2009, the Company suspended the 401(k) matching contribution. During the years ended December 31, 2009 and 2008 the Company recorded approximately $529,000, and $966,000 for its portion of plan contributions, respectively, which are included in the accompanying statements of operations.
On September 10, 2008, the Company’s board of directors adopted the Company’s 2008 Profits Interest Plan (the “ Profits Interest Plan ”) which provides for the grant of profits interest awards in the form of Class C Units of the Company. The Class C Units are membership interests in the Company whose terms are governed by the JV Agreement, the Profits Interest Plan and an individual profits interest Award Agreement. The maximum aggregate number of Class C Units available for issuance under the Profits Interest Plan is 1,000,000 units. A summary of the status of the Class C Units granted by the Company to named executive officers and employees of the Company as of December 31, 2010 is presented below. There were no Class C Units granted to named executive officers in 2007, 2008 and 2010.
The Class C Units awarded to our named executives on January 14, 2009 consist of the following three vesting components, which are equally spread and are generally subject to the grantee’s continued employment with the Company: (i) a time-based vesting award that vests over the period commencing on the date of grant and continuing through December 31, 2010; (ii) a performance-based vesting award that vests with respect to 25% of the units on the date of grant and the remaining 75% of the units based on the Company’s attainment of pre-established EBITDA targets for each of the Company’s fiscal years through December 31, 2010; and (iii) a “milestone” vesting award that vests based on the Company’s timely completion of the expansion project at the Hard Rock in accordance with the development budget approved by our board of directors.
The grant date fair value of Class C Units awarded during the year ended December 31, 2009, in accordance with ASC Topic 718, was determined to be $0, as the amount of the Company’s liabilities exceeded the fair market value of the Company under any reasonable scenario as of the grant date. With respect to the performance-based Class C Unit awards and the milestone-based Class C Unit awards, the grant date fair value was determined to be $0 based on either the probable outcome or maximum performance with respect to the Company’s attainment of pre-established EBITDA targets for each of the Company’s fiscal years through December 31, 2010, and the Company’s timely completion of the expansion project at the Hard Rock in accordance with the development budget approved by our board of directors, respectively, for the reasons described in the preceding sentence.
Officers and employees of the Company and its subsidiaries are eligible to participate in the Morgans Hotel Group Co. 2007 Amended and Restated Omnibus Stock Incentive Plan (the “ Stock Incentive Plan ”). The Stock Incentive Plan provides for the issuance of stock-based incentive awards, including incentive stock options, non-qualified stock options, stock appreciation rights, shares of common stock of Morgans, including restricted stock units, and other equity-based awards, including membership units which are structured as profits interests (“ LTIP Units ”) or any combination of the foregoing. The Company recognizes the expense and records a related-party payable when billed by Morgans.
In the years ended December 31, 2010, 2009 and 2008, the Company recognized $0.0 million, $0.0 million and $1.9 million of stock-based compensation expense related to the above described restricted common stock units, LTIP Units and options granted to its named executive officers.

Class C Units
A summary of the status of the Company’s nonvested Class C Units granted by the Company to named executive officers as of December 31, 2010 and changes during the years ended December 31, 2010 and 2009, are presented below. There were no Class C Units granted to named executive officers in 2007 or 2008.

		Weighted Average
Nonvested Units	Class C Units	Fair Value
Nonvested at January 1, 2009	—	$—
Granted	360,000	0.00
Vested	(120,000)	0.00
Forfeited	(90,000)	0.00

Nonvested at December 31, 2009	150,000	$0.00
Granted	—	0.00
Vested	(15,000)	0.00
Forfeited	(135,000)	0.00
Nonvested at December 31, 2010	—	$0.00

Restricted Stock Units
A summary of the status of the Company’s nonvested restricted stock units, including Phantom RSUs, granted by Morgans to named executive officers and employees as of December 31, 2010, 2009 and 2008 and changes during the year ended December 31, 2010, 2009 and 2008, are presented below:

	Restricted	Weighted Average
Nonvested Units	Stock Units	Fair Value
Nonvested at January 1, 2008	87,275	17.21

Granted	79,753	13.65
Vested	(23,125)	16.43
Forfeited	(9,675)	18.55

Nonvested at December 31, 2008	134,228	15.14

Granted	—	—
Vested	(38,324)	15.05
Forfeited	(14,725)	16.49

Nonvested at December 31, 2009	81,179	$14.93
Granted (Phantom RSUs)	50,000	9.07
Vested	(60,232)	14.76
Forfeited	(6,474)	14.62

Nonvested at December 31, 2010	64,473	$12.31

LTIP Units
A summary of the status of the Company’s nonvested LTIP Units granted by Morgans to named executive officers of the Company as of December 31, 2010, 2009 and 2008 and changes during the years ended December 31, 2010, 2009 and 2008 are presented below.

		Weighted Average
Nonvested Units	LTIP Units	Fair Value
Nonvested at January 1, 2008	—	$—
Granted	19,053	13.19
Vested	(5,000)	12.59
Forfeited	—	—

Nonvested at December 31, 2008	14,053	$13.41
Granted	—	—
Vested	(6,351)	13.19
Forfeited	—	—

Nonvested at December 31, 2009	7,702	$8.39
Granted	7,702	6.76
Vested	(7,702)	6.76
Forfeited	(7,702)	8.39

Nonvested at December 31, 2010	—	—

Stock Options
A summary of the Company’s outstanding and exercisable stock options granted by Morgans to named executive officers and employees as of December 31, 2010 and 2008 and changes during the year ended December 31, 2010, 2009 and 2008, are presented below:

		Weighted
		Average	Weighted Average
		Exercise	Remaining	Aggregate Intrinsic
Options	Shares	Price	Contractual Term	Value (in thousands)
Outstanding at January 1, 2008	103,967	16.50	—	—
Granted	9,527	15.42	—	—
Exercised	—	—	—	—
Forfeited or Expired	(5,800)	23.04	—	—

Outstanding at December 31, 2008	107,694	16.05	8.04	$—

Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited or Expired	(8,300)	20.91	—	—

Outstanding at December 31, 2009	99,394	$15.61	$7.05	$—

Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited or Expired	(10,784)	18.52	—	—

Outstanding at December 31, 2010	88,610	$15.21	$1.0	$—

12. JV AGREEMENT AND MEMBERSHIP INTERESTS
Classes of Membership Interests
The Company has three classes of membership interests: Class A Membership Interests, Class B Membership Interests and Class C Membership Interests. Holders of Class A Membership Interests are entitled to vote on any matter to be voted upon by the Company’s members. Except as provided by law, the holders of Class B Membership Interests and Class C Membership Interests do not have any right to vote.

Initial Capital Contributions
On the Closing Date, pursuant to the Contribution Agreement, Morgans and Morgans LLC were deemed to have contributed to the Company one-third of the equity, or approximately $57.5 million, to fund a portion of the purchase price for the Acquisition by virtue of the application of the escrow deposits under the Acquisition Agreements to the purchase price for the Acquisition and by virtue of the credit given for the expenses Morgans LLC incurred in connection with the Acquisition. Affiliates of DLJMB contributed to the Company two-thirds of the equity, or approximately $115 million, to fund the remaining amount of the equity contribution for the Acquisition. In consideration for these contributions, the Company issued Class A Membership Interests and Class B Membership Interests to the affiliates of DLJMB, Morgans and Morgans LLC.
Additional Capital Contributions
For the year ended December 31, 2010, the DLJMB Parties and the Morgans Parties did not contribute any cash in the form of equity to the Company.
Distribution of Cash Available for Distribution
To the extent not prohibited by the terms of any financing agreement or applicable law, the Company’s board of directors may cause the Company to distribute cash available for distribution to its members. Under the JV Agreement, the DLJMB Parties receive a preferred return of capital in an amount based on a percentage of the fees paid by the Company to Morgans Management under the Management Agreement. Cash available for distribution is then distributed among the members pro rata in proportion to their percentage interests (as adjusted to disregard the effect of any prior adjustments to the percentage interests made as a result of the posting of letters of credit). If at such time the DLJMB Parties have received a return of all of their capital contributions, then the cash available for distribution will be distributed to the Morgans Parties until they have received a return of all of their diluted capital contributions (as calculated under the JV Agreement). Then, cash available for distribution is distributed among the members pro rata in proportion to the adjusted percentage interests until the Morgans Parties have received a return of all of their capital contributions. Thereafter, all remaining amounts will be distributed between the Morgans Parties, the DLJMB Parties and Class C Members pro rata in proportion to their profits percentage interests as of the date of such distribution.
Restrictions on Transfer
The Company’s members generally are prohibited from transferring or encumbering the Company’s membership interests without the prior written consent of the Company’s Class A members. Transfers of interests by a Morgans Party or a DLJ Fund (described below) in any intermediate subsidiary that indirectly holds interests in the Company will be considered a transfer of such person’s indirect interest in the Company. The “ DLJ Funds ” include DLJMB Partners, DLJMB HRH Co-Investments, L.P., DLJ Offshore Partners IV, L.P., DLJ Merchant Banking Partners IV (Pacific), L.P. and MBP IV Plan Investors, L.P. and are all parties which indirectly hold interest in the Company. Exceptions to the transfer prohibition apply to (a) transfers to subsidiaries of a DLJ Fund or Morgans, (b) transfers of the equity interests of a Morgans Party or a DLJ Fund (including pursuant to a change in control of those entities), and (c) after the earlier of February 2, 2011 and the termination date of the Management Agreement, in accordance with the right of first offer in favor of the other members under the JV Agreement. If the DLJMB Parties propose to transfer more than 51% of the Company’s aggregate membership interests to a third party, then under certain circumstances the DLJMB Parties will be able to require the Morgans Parties and Class C Members to sell the same ratable share of the Company’s membership interests held by each of them to the third party on the same terms and conditions. If this drag-along right is not exercised, then under certain circumstances the Morgans Parties and the Class C Members may exercise a tag-along right to sell certain of the Company’s membership interests held by each of them to the third-party transferee on the same terms and conditions as under the sale by the DLJMB Parties. Notwithstanding these exceptions, no transfer may be made unless certain general conditions are met, including that the transfer complies with applicable gaming regulations.
Events of Default
The following constitute events of default under the JV Agreement (subject in certain cases to applicable cure periods): (a) any transfer in violation of the JV Agreement, (b) a material breach of the JV Agreement or a related fee agreement entered into by the members, (c) a determination by the gaming authorities that one of the Company’s members is an unsuitable person, (d) the failure to make a required capital contribution, (e) a material breach under the contribution agreement Morgans and DLJMB IV HRH entered into with respect to their initial capital contributions, (f) the incapacity of a member, (g) the attachment, execution or other judicial seizure of substantial assets of member or its interest in the Company or (h) the perpetration of fraud or willful misconduct. Upon the occurrence of any event of default (and after the expiration of any applicable cure period) by a member, a non-affiliated member may (i) elect to dissolve the Company, (ii) purchase the entire interest of the defaulting member for 85.0% of the defaulting member’s “existing equity” in the Company (as defined in the JV Agreement), (iii) adjust the defaulting member’s capital account to equal such purchase price or (iv) revoke the defaulting member’s voting rights, right to participate in profits or distributions or right to receive information (subject to certain exceptions).

Distributions upon Liquidation
The Company may be dissolved upon certain events, including at the election of its members. In the event of a dissolution, the cash proceeds from the liquidation, after payment of the Company’s liabilities, will be distributed to its members in accordance with their respective positive capital account balances as calculated under the JV Agreement.
No Sinking Fund Provisions or Rights to Redemption or Conversion
Holders of Class A Membership Interests or Class B Membership Interests have no redemption rights or conversion rights and do not benefit from any sinking fund.
13. SUBSEQUENT EVENTS
Settlement Agreement
On January 28, 2011, the Company, received a notice of acceleration from the Second Mezzanine Lender pursuant to the First Amended and Restated Second Mezzanine Loan Agreement, dated as of December 24, 2009 (the “Second Mezzanine Loan Agreement”), between such subsidiaries and the Second Mezzanine Lender, declaring all unpaid principal and accrued interest under the Second Mezzanine Loan Agreement immediately due and payable. The amount due and payable under the Second Mezzanine Loan Agreement as of January 20, 2011 was approximately $96 million. The Second Mezzanine Lender also notified the Company that it intended to auction to the public the collateral pledged in connection with the Second Mezzanine Loan Agreement, including all membership interests in certain subsidiaries of the Company that indirectly own the Hard Rock and other related assets.
Subsidiaries of the Company, the Mortgage Lender, the First Mezzanine Lender, the Second Mezzanine Lender, Morgans Group, certain affiliates of DLJMB, and certain other related parties entered into a Standstill and Forbearance Agreement, dated as of February 6, 2011. Pursuant to the Standstill and Forbearance Agreement, among other things, until February 28, 2011, the Mortgage Lender, First Mezzanine Lender and the Second Mezzanine Lender agreed not to take any action or assert any right or remedy arising with respect to any of the applicable loan documents or the collateral pledged under such loan documents, including remedies with respect to our Hard Rock management agreement. In addition, pursuant to the Standstill and Forbearance Agreement, the Second Mezzanine Lender agreed to withdraw its foreclosure notice, and the parties agreed to jointly request a stay of all action on the pending motions that had been filed by various parties to enjoin such foreclosure proceedings.
On March 1, 2011, the Company, the Mortgage Lender, the First Mezzanine Lender, the Second Mezzanine Lender, the Morgans Parties and certain affiliates of DLJMB, as well as the Third Mezzanine Lender and other interested parties entered into a comprehensive settlement to resolve the disputes among them and all matters relating to the Hard Rock and related loans and guaranties. The settlement provides, among other things, for the following:
•	release of the non-recourse carve-out guaranties provided by us with respect to the loans made by the Mortgage Lender, the First Mezzanine Lender, the Second Mezzanine Lender and the Third Mezzanine Lender to the direct and indirect owners of the Hard Rock;

•	termination of the Morgans management;

•	the transfer by the Company to an affiliate of the First Mezzanine Lender of 100% of the indirect equity interests in the Hard Rock; and

•	certain payments to or for the benefit of the Mortgage Lender, the First Mezzanine Lender, the Second Mezzanine Lender, the Third Mezzanine Lender.

14. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
The tables below reflect the Company’s selected quarterly information for the Company for the years ended December 31, 2010 and 2009 (in thousands):

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	2010	2010	2010	2010
Total revenues	$44,633	$60,534	$64,645	$54,159
Loss before income tax expense (benefit)	(49129)	(31,384)	(20,538)	(28,099)
Net loss	(49,596)	(31,384)	(20,538)	(28,099)
Comprehensive loss	(49,170)	(31,306)	(20,631)	(26,534)

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	2009	2009	2009	2009
Total revenues	$35,491	$48,942	$47,136	$29,985
Loss before income tax benefit	(141,791)	(22,338)	(21,063)	(26,673)
Net loss	(141,791)	(22,338)	(21,063)	(26,673)
Comprehensive loss	(136,970)	(18,174)	(17,506)	(24,332)